Exhibit 99.1

Sprott Private Resource Streaming and Royalty Fund Completes Final Closing

TORONTO, January 27, 2022 (GLOBE NEWSWIRE) -- Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX:SII) today announced that the Sprott Private Resource Streaming and Royalty Fund (the “Fund”) has completed its final closing, raising U.S.$701 million, including syndication capital raised from a large institutional asset manager, that was added to Sprott’s assets under management. Sprott Resource Streaming and Royalty Corp. is the general partner of the Fund.

“We are pleased with the successful closing of our streaming and royalty fund,” said Michael Harrison, Managing Partner of Sprott Resource Streaming and Royalty Corp. “The global market for metals is growing and we are well positioned to provide financing to miners to acquire and bring projects into production to meet increased metal demand. We have deployed more than U.S.$145 million through eight separate transactions partnering with developers and producers, and have a strong pipeline of opportunities.”

“We appreciate the support from our limited partners who have entrusted us to provide them with diversified long duration exposure to commodity prices and production levels across precious and base metals with a focus on materials required for energy transition,” said Caroline Donally, Managing Partner of Sprott Resource Streaming and Royalty Corp. “Limited partners in the Fund include large public pension plans, foundations and family offices.”

About Sprott

Sprott is a global leader in precious metal and real asset investments. With offices in Toronto, New York, and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Sprott Private Resource Streaming and Royalty

The Fund provides structured financing solutions to mining companies. In return for an up-front payment, royalties and streams share in a project’s longer term metal production that aligns financing with the production schedule. The Fund evaluates investment opportunities globally across a diversified set of commodities.

Investor contact information:

Sprott Inc.

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com